Exhibit 99.2

Immuron to Present C.difficile Data at ClostPath 2017 Conference

Melbourne, Australia, 8 August 2017: Australian microbiome biopharmaceutical company Immuron Limited (ASX: IMC) today announced that its pre-clinical data on IMM-529 targeting Clostridium difficile infections (CDI) will be presented at the 10th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 10) in Ann Arbor, Michigan (USA) from 7th – 10th August 2017.

Clostpath 10 is a global leading conference of clostridial research scientists and clinicians for forefront research on the molecular biology of clostridia and their role in health and disease. The opportunity for Immuron to present its findings to this conference is highly significant and as such also validates the Company’s success and progress to date.

Associate Professor Dr Dena Lyras from Monash University (Melbourne, Australia) said;

“The results of our IMM-529 pre-clinical studies highlight the potential of this compound in patients afflicted with CDI, especially given the current lack of alternative treatments to broad spectrum antibiotics.

We are proud of the work that has been completed by the teams at Monash, in collaboration with Immuron, and we look forward to presenting the data at ClostPath 10, the leading conference on Clostridia.”

The preliminary program for the ClostPath 10 conference is available from the ClostPath 10 website.

Immuron’s Interim-Chief Executive Officer, Dr Jerry Kanellos, added;

“Our Principle Investigator, Professor Dena Lyras is a world renowned expert on Clostridium difficle and was the first researcher to report on the clinical importance of toxin B in the pathology of the disease.

One of Immuron’s key corporate objectives moving forward is to significantly enhance the visibility of our science to the relevant medical, scientific, and patient advocate communities across the world. We are pleased to support the presentation of the preclinical program at such an important meeting and also plan to showcase the results, advances, and opportunities of Immuron’s programs at many upcoming conferences.

IMM-529 is an exciting asset given its unique and targeted mechanism of action. It was developed specifically to neutralize C. difficile, while leaving the microbiome intact, which is a key component of controlling the virulence of this dreaded disease.”

Immuron’s IMM-529 program is unique as it not only targets toxin B, but also the spores and the vegetative cells, which are thought to be the primary cause of the recurrences of C. difficile which make it so difficult to treat. IMM-529 is a natural biological product which is intended to prevent and treat C. difficile infections whilst not destroying the microbiome like antibiotic treatments, allowing the microbiome to return to a healthy state.

The antibodies in IMM-529 have demonstrated to be cross reactive with a variety of human and animal C. difficile isolates and to their associated Toxin B, vegetative cell and spore components. The antibodies in IMM-529 have also been shown to neutralise Toxin B from a historical C. difficile strain (630), and from a hypervirulent (HV) strain which caused the recent worldwide outbreaks.

Pathogenic C. difficile strains colonize in the human gut and produce toxins that mediate gut damage and cause diarrhea. IMM-529 targets the specific site of infection. The antibodies survive transit through the stomach and remain functional in the large intestine. The antibodies in IMM529 result in localised toxin B neutralization at the site of infection before significant damage is done, bind to spores and vegetative cells in the gut, and prevent toxin B translocation into the blood supply.

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COMPANY CONTACT:	US INVESTORS RELATIONS:
Jerry Kanellos	Jon Cunningham
Interim-Chief Executive Officer	RedChip Companies, Inc.
AUS Ph: +61 (0)3 9824 5254	US Ph: +1 (407) 644 4256, (ext. 107)
jerrykanellos@immuron.com	jon@redchip.com

AUSTRALIA INVESTORS RELATIONS:	US PUBLIC RELATIONS:
Peter Taylor	Eric Fischgrund
NWR Communications	FischTank - Marketing and PR
AUS ph: Ph: +61 (0)4 1203 6231	US Ph: +1 (646) 699 1148
peter@nwrcommunications.com.au	eric@fischtankpr.com

ABOUT IMMURON:

Immuron Limited (NASDAQ: IMRN; ASX: IMC), is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travellers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase 2 clinical trials for NASH, ASH and Pediatric NAFLD. Immuron’s second clinical stage asset, IMM-529, is targeting C. difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.